Private & Confidential Exhibit 99.3
Dated 25 February 2009

SUPPLEMENTAL AGREEMENT
relating to a secured credit facility of
up to (originally) US$100,000,000

to

PARAGON SHIPPING INC.
as Borrower

provided by
THE BANKS AND FINANCIAL INSTITUTIONS
listed in schedule 1
as Lenders

Arranger, Agent and Security Trustee
BAYERISCHE HYPO UND- VEREINSBANK AG

Swap Bank
BAYERISCHE HYPO UND- VEREINSBANK AG

Contents

Clause Page

1	Definitions	1
2	Consent of the Creditor Parties	2
3	Amendments to Principal Agreement	3
4	Representations and warranties	3
5	Conditions	4
6	Relevant Parties' confirmations	5
7	Expenses	5
8	Miscellaneous and notices	5
9	Applicable law	6

THIS SUPPLEMENTAL AGREEMENT is dated 25 February 2009 and made BETWEEN:

(1)
PARAGON SHIPPING INC., a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Borrower”);

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in schedule 1 as Lenders (together the “Lenders”);

(3)	BAYERISCHE HYPO UND- VEREINSBANK AG as Agent (the “Agent”);

(4)	BAYERISCHE HYPO UND- VEREINSBANK AG as Arranger (the “Arranger”);

(5)	BAYERISCHE HYPO UND- VEREINSBANK AG as Security Trustee (the “Security Trustee”);

(6)	BAYERISCHE HYPO UND- VEREINSBANK AG as Swap Bank (the “Swap Bank”);

(7)	THE COMPANIES listed in schedule 2 as Owners (together the “Owners” and each an “Owner”); and

(8)
ALLSEAS MARINE S.A., a corporation organised and existing under the laws of the Republic of Liberia, having its registered office at 80 Broad Street, Monrovia, Liberia and maintaining a ship management office at 15, Karamanli Avenue, 166 73 Voula, Greece (the “Approved Manager”).

WHEREAS:

(A)
this Agreement is supplemental to a loan agreement dated 19 November 2007 (the “Principal Agreement”) made between (1) the Borrower as borrower, (2) the Lenders, (3) the Agent, (4) the Arranger, (5) the Security Trustee and (6) the Swap Bank relating to a secured credit facility of up to One hundred million Dollars ($100,000,000), of which the principal amount outstanding at the date hereof is Ninety million Dollars ($90,000,000), made available by the Lenders to the Borrower upon the terms and conditions set out therein; and

(B)
the Borrower has requested that (inter alia) (a) the undrawn amount of the Total Commitments (being $10,000,000) is irrevocably cancelled and (b) the terms for repayment of the Loan be revised and this Agreement sets out (inter alia) the terms and conditions upon which the Creditor Parties shall, at the request of the Borrower, agree to such revision.

NOW IT IS HEREBY AGREED as follows:

1	Definitions

1.1	Defined expressions

Words and expressions defined in the Principal Agreement shall unless the context otherwise requires or unless otherwise defined herein, have the same meanings when used in this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Cash Collateral Account” means the interest bearing Dollar account of the Borrower opened or (as the context may require) to be opened by the Borrower with the Agent and includes any sub-account as may be specified by the Agent to be a “Cash Collateral Account” for the purposes of this Agreement and the Loan Agreement;

“Cash Collateral Account Pledge” means the pledge agreement in respect of the Cash Collateral Account executed or (as the context may require) to be executed by the Borrower in favour of the Agent, the Lenders and the Swap Bank in such form as the Lenders may require;

“Creditor Parties” means the Agent, the Arranger, the Security Trustee, any Lender and the Swap Bank and “Creditor Party” means any of them;

“Effective Date” means the date, no later than 26 February 2009, on which the Agent notifies the Borrower in writing that the Agent has received the documents and evidence specified in clause 5 and schedule 4 in a form and substance satisfactory to it;

“Loan Agreement” means the Principal Agreement as amended and restated by this Agreement;

“Mortgage Addendum” means, in relation to a Relevant Ship, the addendum executed or (as the context may require) to be executed by the relevant Owner of that Relevant Ship in favour of the Security Trustee in the form required by the Agent in its sole discretion and supplemental to the Mortgage dated 20 November 2007 executed by such Owner of such Relevant Ship in favour of the Security Trustee and “Mortgage Addenda” means both of them;

“New Finance Documents” means, together, the Mortgage Addenda and the Cash Collateral Account Pledge;

“Relevant Documents” means this Agreement and the New Finance Documents;

“Relevant Parties” means the Borrower, the Owners and the Approved Manager or, where the context so requires or permits, means any or all of them; and

“Relevant Ship” means each of the two (2) motor vessels listed in schedule 3 (being two (2) of the Ships referred to in the Principal Agreement).

1.3	Principal Agreement

References in the Principal Agreement to “this Agreement” shall, with effect from the Effective Date and unless the context otherwise requires, be references to the Principal Agreement as amended by this Agreement and words such as “herein”, “hereof”, “hereunder”, “hereafter”, “hereby” and “hereto”, where they appear in the Principal Agreement, shall be construed accordingly.

1.4	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.5	Construction of certain terms

Clauses 1.2 to 1.5 (inclusive) of the Principal Agreement shall apply to this agreement (mutatis mutandis) as if set out herein and as if references therein to “this Agreement” were references to this Agreement.

2	Consent of the Creditor Parties; Cancellation

2.1
The Creditor Parties, relying upon the representations and warranties made by each of the Relevant Parties in clause 4, agree with the Borrower that, subject to the terms and conditions of this Agreement and in particular, but without prejudice to the generality of the foregoing, fulfilment on or before 26 February 2009 of the conditions contained in clause 5 and schedule 4, the Creditor Parties agree to the amendment of the Principal Agreement on the terms set out in clause 3.

2.2
The Creditor Parties and the Relevant Parties hereby agree that, with effect on the date of this Agreement, the Borrower irrevocably and unconditionally cancels the undrawn amount of the Total Commitments (being $10,000,000).

3	Amendments to Principal Agreement

3.1	Amendments to Principal Agreement

The Principal Agreement shall, with effect on and from the Effective Date, be (and it is hereby) amended so as to read in accordance with the form of the amended and restated Loan Agreement set out in schedule 5 and (as so amended) will continue to be binding upon the Creditor Parties and the Borrower in accordance with its terms as so amended and restated.

3.2	Continued force and effect

Save as amended by this Agreement, the provisions of the Principal Agreement shall continue in full force and effect and the Principal Agreement and this Agreement shall be read and construed as one instrument.

4	Representations and warranties

4.1	Primary representations and warranties

Each of the Relevant Parties represents and warrants to the Creditor Parties that:

4.1.1	Existing representations and warranties

the representations and warranties set out in clause 10 of the Principal Agreement and clause 10 of each Guarantee were true and correct on the date of the Principal Agreement and are true and correct, including to the extent that they may have been or shall be amended by this Agreement, as if made on the date of this Agreement with reference to the facts and circumstances existing on such date;

4.1.2	Corporate power

each of the Relevant Parties has power to execute, deliver and perform its obligations under the Relevant Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken by each of the Relevant Parties to authorise the execution, delivery and performance of the Relevant Documents to which it is or is to be a party;

4.1.3	Binding obligations

the Relevant Documents to which it is or is to be a party constitute valid and legally binding obligations of each of the Relevant Parties enforceable in accordance with their terms;

4.1.4	No conflict with other obligations

the execution, delivery and performance of the Relevant Documents to which it is or is to be a party by each of the Relevant Parties will not (i) contravene any existing law, statute, rule or regulation or any judgment, decree or permit to which any of the Relevant Parties is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any of the Relevant Parties is a party or is subject or by which it or any of its property is bound or (iii) contravene or conflict with any provision of the constitutional documents of any of the Relevant Parties or (iv) result in the creation or imposition of or oblige any of the Relevant Parties to create any Security Interest (other than a Permitted Security Interest) on any of the undertaking, assets, rights or revenues of any of the Relevant Parties;

4.1.5	No filings required

save for the registration of the Mortgage Addenda with the relevant ship registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Relevant Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to the Relevant Documents and each of the Relevant Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

4.1.6	Choice of law

the choice of English law to govern the Relevant Documents (other than the Mortgage Addenda and the Cash Collateral Account Pledge), the choice of Greek law to govern the Cash Collateral Account Pledge, the choice of the Marshall Islands law to govern the Mortgage Addendum in respect of m.v. “CALM SEAS” and the choice of Liberian law to govern the Mortgage Addendum in respect of m.v. “CRYSTAL SEAS”, and the submissions by the Relevant Parties to the non-exclusive jurisdiction of the English courts are valid and binding; and

4.1.7	Consents obtained

every consent, authorisation, licence or approval of, or registration or declaration to, governmental or public bodies or authorities or courts required by any of the Relevant Parties in connection with the execution, delivery, validity, enforceability or admissibility in evidence of the Relevant Documents to which it is or will become a party or the performance by any of the Relevant Parties of their respective obligations under such documents has been obtained or made and is in full force and effect and there has been no default in the observance of any conditions or restrictions (if any) imposed in, or in connection with, any of the same.

4.2	Repetition of representations and warranties

Each of the representations and warranties contained in clause 4.1 of this Agreement and clause 10 of the form of the amended and restated Loan Agreement set out in schedule 5 shall be deemed to be repeated by the Relevant Parties on the Effective Date as if made with reference to the facts and circumstances existing on such day.

5	Conditions

5.1	Documents and evidence

The consent of the Creditor Parties referred to in clause 2 shall be subject to the receipt by the Agent or its duly authorised representative of the documents and evidence specified in schedule 4 in form and substance satisfactory to the Agent.

5.2	General conditions precedent

The consent of the Creditor Parties referred to in clause 2 shall be further subject to:

5.2.1	the representations and warranties in clause 4 being true and correct on the Effective Date as if each was made with respect to the facts and circumstances existing at such time; and

5.2.2	no Event of Default having occurred and continuing at the time of the Effective Date.

5.3	Waiver of conditions precedent

The conditions specified in this clause 5 are inserted solely for the benefit of the Lenders and the Agent and may be waived by the Agent (acting on the instructions of the Majority Lenders) in whole or in part with or without conditions.

6	Relevant Parties' confirmations

Each of the Relevant Parties hereby confirms its consent to the amendments to the Principal Agreement contained in this Agreement and agrees that:

6.1
each of the Finance Documents (including any Guarantee) to which it is a party, and its obligations thereunder, shall remain in full force and effect notwithstanding the amendments made to the Principal Agreement by this Agreement;

6.2
its obligations under the relevant Finance Documents (including any Guarantee) to which it is a party includes any and all amounts owing by the Borrower under the Principal Agreement as amended and restated by this Agreement; and

6.3
with effect from the Effective Date, references to “the Agreement” or the “the Loan Agreement” in any of the Finance Documents (including any Guarantee) to which it is a party shall henceforth be references to the Principal Agreement as amended and restated by this Agreement and as from time to time hereafter amended.

7	Expenses

7.1	Expenses

The Borrower agrees to pay to the Agent on a full indemnity basis on demand all expenses (including legal and out-of-pocket expenses) incurred by the Creditor Parties or any of them:

7.1.1
in connection with the negotiation, preparation, execution and, where relevant, registration of this Agreement and the New Finance Documents and of any amendment or extension of or the granting of any waiver or consent under this Agreement or the New Finance Documents; and

7.1.2
in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under this Agreement or the New Finance Documents or otherwise in respect of the monies owing and obligations incurred under this Agreement and the New Finance Documents, together with interest at the rate and in the manner referred to in clause 7 of the Principal Agreement from the date on which such expenses were incurred to the date of payment (as well after as before judgment).

7.2	Value Added Tax

All expenses payable pursuant to this clause 7 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon.  Any value added tax chargeable in respect of any services supplied by the Creditor Parties or any of them under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

7.3	Stamp and other duties

The Borrower agrees to pay to the Agent on demand all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Creditor Parties or any of them) imposed on or in connection with this Agreement and the New Finance Documents and shall indemnify the Creditor Parties against any liability arising by reason of any delay or omission by the Borrower to pay such duties or taxes.

8	Miscellaneous and notices

8.1	Notices

The provisions of clause 28 of the Principal Agreement shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein and for this purpose any notices to be sent to the Relevant Parties or any of them hereunder shall be sent to the same address as the address indicated for the “Borrower” in the said clause 28.

8.2	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

9	Applicable law

9.1	Law

This Agreement and any non-contractual obligations in connection with this Agreement are governed by and shall be construed in accordance with English law.

9.2	Submission to jurisdiction

Each of the Relevant Parties agrees, for the benefit of the Creditor Parties, that any legal action or proceedings arising out of or in connection with this Agreement (including any non-contractual obligations connected with this Agreement) against any of the Relevant Parties or any of its assets may be brought in the English courts.  Each of the Relevant Parties irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Hill Dickinson Services (London) Limited at present of Irongate House, Duke’s Place, London EC3A 7HX, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings.  The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Creditor Parties or any of them to take proceedings against any of the Relevant Parties in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.  The parties further agree that only the Courts of England and not those of any other State shall have jurisdiction to determine any claim which any of the Relevant Parties may have against the Creditor Parties or any of them arising out of or in connection with this Agreement (including any non-contractual obligations connected with this Agreement).

9.3	Contracts (Rights of Third Parties) Act 1999

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

Schedule 1

Names and lending offices of the Lenders

Lender	Lending Office
Bayerische Hypo- und Vereinsbank AG	62 Notara Street 185 35 Piraeus Greece

Schedule 2

The Owners

Frontline Marine Company

Trade Force Shipping S.A.

Opera Navigation Co.

Schedule 3

The Relevant Ships and their details

	(1) Name	(2) IMO No.	(3) Owner
1	“CALM SEAS”	9184835	Frontline Marine Company
2	“CRYSTAL SEAS”	9114153	Opera Navigation Co.

Schedule 4

Documents and evidence required as conditions precedent

(referred to in clause 5.1)

1	Corporate authorisation

In relation to each of the Relevant Parties (other than the Approved Manager):

(a)	Constitutional documents

copies certified by an officer of each of the Relevant Parties, as a true, complete and up to date copies, of all documents which contain or establish or relate to the constitution of that party or a secretary's certificate confirming that there have been no changes or amendments to the constitutional documents certified copies of which were previously delivered to the Agent pursuant to the Principal Agreement;

(b)	Resolutions

copies of resolutions of each of its board of directors and, if required, its shareholders/stockholders approving such of the Relevant Documents to which it is or is to be a party and the terms and conditions hereof and thereof and authorising the signature, delivery and performance of each such party's obligations thereunder, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by an officer of the Relevant Parties as:

(i)	being true and correct;

(ii)	being duly passed at meetings of the directors of such Relevant Party and of the shareholders/stockholders of such Relevant Party, each duly convened and held;

(iii)	not having been amended, modified or revoked; and

(iv)	being in full force and effect,

together with originals or certified copies of any powers of attorney issued by such Relevant Party pursuant to such resolutions; and

(c)	Certificate of incumbency

a list of directors and officers of each Relevant Party specifying the names and positions of such persons, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by an officer of such Relevant Party to be true, complete and up to date;

2	New Finance Documents

the Mortgage Addenda and the Cash Collateral Account Pledge each duly executed by the relevant Relevant Party;

3	Consents

a certificate (dated no earlier than five (5) Banking Days prior to the date of this Agreement) from an officer of each of the Relevant Parties (other than the Approved Manager) stating that no consents, authorisations, licences or approvals are necessary for such Relevant Party to authorise, or are required by each of the Relevant Parties or any other party (other than the Creditor Parties) in connection with, the execution, delivery, and performance of the Relevant Documents to which they are or will be a party;

4	Legal opinions

such legal opinions in relation to the laws of the Cayman Islands, Greece, Liberia and the Marshall Islands and any other legal opinions as the Agent shall in its reasonable discretion deem appropriate; and

5	Process agent

an original or certified true copy of a letter from each Relevant Party’s agent for receipt of service of proceedings accepting its appointment under this Agreement and each of the New Finance Documents in which it is or is to be appointed as such Relevant Party’s agent.

Schedule 5

Form of Amended and Restated Loan Agreement

Borrower

EXECUTED as a DEED by	)
for and on behalf of each of	)	……………………….………..
PARAGON SHIPPING INC.	)	Attorney-in-fact
as Borrower	)
in the presence of:	)

………………………
Witness
Name:
Address:
Occupation:

Lenders

SIGNED by	)
and by	)
for and on behalf of	)	………………………………
BAYERISCHE HYPO- UND VEREINSBANK AG	)	Attorneys-in-fact
as Lender	)

Agent

SIGNED by	)
and by	)
for and on behalf of	)	……………………………….
BAYERISCHE HYPO- UND VEREINSBANK AG	)	Attorneys-in-fact
as Agent	)

Arranger

SIGNED by	)
for and on behalf of	)	……………………….………...
BAYERISCHE HYPO- UND VEREINSBANK AG	)	Attorneys-in-fact
as Arranger	)

Swap Bank

SIGNED by	)
and by	)
for and on behalf of	)	……………………….………...
BAYERISCHE HYPO- UND VEREINSBANK AG	)	Attorneys-in-fact
as Swap Bank	)

Security Trustee

SIGNED by	)
and by	)
for and on behalf of	)	……………………….………...
BAYERISCHE HYPO- UND VEREINSBANK AG	)	Attorneys-in-fact
as Security Trustee	)

Owners

EXECUTED as a DEED by	)
for and on behalf of	)	……………………….………..
FRONTLINE MARINE COMPANY	)	Attorney-in-fact
as Owner	)
in the presence of:	)

………………………
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED by	)
for and on behalf of	)	……………………….………..
TRADE FORCE SHIPPING S.A.	)	Attorney-in-fact
as Owner	)
in the presence of:	)

………………………
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED by	)
for and on behalf of	)	……………………….………..
OPERA NAVIGATION CO.	)	Attorney-in-fact
as Owner	)
in the presence of:	)

………………………
Witness
Name:
Address:
Occupation:

Approved Manager

EXECUTED as a DEED by	)
for and on behalf of	)	…………………………….…..
ALLSEAS MARINE S.A.	)	Attorney-in-fact
as Approved Manager	)
in the presence of:	)

………………………
Witness
Name:
Address:
Occupation: